

January 3, 2013

<u>Via E-mail</u>
Mr. Spencer L. Brown
Co-Chief Executive Officer and Principal Executive Officer
Dial Global, Inc.
220 W. 42nd St.
New York, NY
10036

       Re: Dial Global, Inc.
              Form 10-K
              Filed March 30, 2012
              Form 10-Q for the quarterly period ended June 30, 2012
              Filed August 14, 2012
              File No. 001-14691

Dear Mr. Brown:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert S. Littlepage for

                    Larry Spirgel
                    Assistant Director

cc: <u>Via E-mail</u>
       Tracey Huffman
       Dial Global, Inc.